Exhibit 99.4

FOREFRONT TECH HOLDINGS ACQUISITION CORP

POLICY REGARDING INSIDER TRADING AND

DISSEMINATION OF INSIDE INFORMATION

Effective [    ], 2026

I.	INTRODUCTION

This Policy Regarding Insider Trading and Dissemination of Inside Information (this “Policy”) describes the policy of Forefront Tech Holdings Acquisition Corp (the “Company”) regarding:

●	the trading of securities while you are in possession of Inside Information (as defined below) (“insider trading”) about the Company or any other company; and

●	other misuse of material non-public information (“Inside Information”) of the Company or any other company.

Your obligations and potential liability under securities laws dealing with insider trading abuses are also outlined below.

This Policy provides an overview of the most significant aspects involved in insider trading. Every director, officer and employee of the Company must read and retain this Policy.

II.	Statement of the Policy

No director, officer, employee or other Insider (as defined below) shall:

●	trade in securities of the Company or any other company while in possession of Inside Information concerning the Company or such other company;

●	disseminate Inside Information of the Company or any other company to others, except on a strict need-to-know basis, solely for legitimate business purposes, and only where recipients are subject to appropriate confidentiality obligations. Any disclosure or dissemination of Inside Information outside these permitted circumstances shall constitute prohibited dissemination under this Policy; or

●	engage in any other action or conduct to take advantage of Inside Information.

The prohibited dissemination of Inside Information includes the disclosure through written, oral or electronic means to all persons or entities, including friends, family members, business contacts or others.

Even the appearance of improper conduct must be avoided to preserve the Company’s reputation for adhering to high ethical standards of conduct. Accordingly, conduct which merely suggests the possibility of insider trading may be deemed by the Company, in its sole discretion, to be a violation of this Policy.

III.	Federal Law Prohibiting Insider Trading

Rule 10b-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), has been determined by the courts to prohibit trading by an Insider (as defined below) of any securities (debt or equity) of a company on the basis of Inside Information about such company. Liability under Rule 10b-5 can apply to trading in the Company’s securities or the securities of any other company if one is in possession of Inside Information about the company whose securities are traded. The prohibition against insider trading applies to the Company’s officers, directors, employees and other Insiders at all times regardless of whether or not the Company is observing a Blackout Period. A “Blackout Period” means any period during which trading in Company Securities is prohibited or restricted under this Policy, including (a) any regular quarterly blackout period, (b) any special or event-specific blackout period, (c) any post-termination restricted period, and (d) any other Company-imposed trading restriction.

Liability under Rule 10b-5 may attach not only to Insiders who trade while in possession of Inside Information, but also, under certain circumstances, to (i) Insiders who disclose or tip Inside Information (tippers) to third parties without trading themselves, and (ii) third parties (such as relatives, business associates or friends) who have received Inside Information from Insiders (tippees) and trade while in possession of that Inside Information.

IV.	The Consequences of Insider Trading

Individuals who trade on material non-public information (or tip information to others) can be subject to an array of civil and criminal penalties. Violations are taken very seriously by the U.S. Securities and Exchange Commission (the “SEC”) and the U.S. Department of Justice (the “DOJ”), the federal agencies responsible for enforcing the law in this area. The following list of potential sanctions is non-exhaustive and may include, without limitation:

●	disgorgement of profits gained or losses avoided and interest thereon;

●	a civil penalty of up to three times the profit gained or loss avoided;

●	a bar from acting as an officer or director of a publicly traded company;

●	a criminal fine of up to $5 million for individuals, or up to $25 million for non-natural persons; and

●	a jail term of up to 20 years.

In addition to the foregoing, potential remedies may include, without limitation, disgorgement of profits, injunctive relief, undertakings, industry bars, enhanced civil penalties under the Insider Trading Sanctions Act and other applicable statutes, and any other sanctions imposed by the SEC, DOJ, or courts of competent jurisdiction.

These penalties can apply even if the individual is not a director, officer or senior manager. In addition to the potentially severe civil and criminal penalties for violation of the insider trading laws, violation of this Policy may result in the imposition of Company sanctions, including dismissal. A conviction or finding of liability for insider trading can also result in individuals being banned generally from employment in the securities or financial industries or other employment, and even a mere allegation of insider trading can result in severe harm to one’s professional and personal reputation.

A transaction that may be necessary or seem justifiable for independent reasons (including a need to raise money for a personal financial emergency) is neither an exception to this Policy nor a safeguard against prosecution for violation of insider trading laws.

For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading, a civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of an employee’s violation and a criminal fine of up to $25 million may be imposed. There are also likely to be stockholder lawsuits and adverse publicity arising from such illegal conduct.

V.	Who Is an “Insider” for Purposes of the Insider Trading Prohibitions?

An “Insider” for purposes of insider trading law is any person who possesses Inside Information; the status results from such possession and not simply a person’s position, if any, with the Company. Accordingly, Insiders subject to liability for insider trading are not solely those executive officers and directors who are required to report their securities transactions of Company common stock under Section 16 of the Exchange Act and who are also often referred to as “insiders” for purposes of that law. The category of potential Insiders for purposes of insider trading law includes not only the Company’s directors, officers and employees, but also outside professional advisors and business consultants who have access to Inside Information prior to its public release and absorption by the securities markets.

The Company itself shall not purchase, sell, repurchase, redeem, tender for, or otherwise transact in Company Securities while the Company is aware of material non-public information, except in compliance with applicable securities laws and pursuant to approved internal procedures established by the Board or its designee.

VI.	Persons Covered by the Policy

This Policy covers the directors, officers and employees of the Company, and outside professional advisors and business consultants of the Company who have access to Inside Information of the Company, as well as their Family Members and Controlled Entities.

“Family Members” include a person’s spouse, partner, financially dependent children, relative, or other members of such person’s immediate household to whose support such person contributes or whose investments such person controls.

“Controlled Entities” include any legal entities controlled by a person, such as any corporations, partnerships, or trusts.

VII.	Individual Responsibility

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of Inside Information and to not trade while in possession of Inside Information. Each individual is responsible for making sure that he or she complies with this Policy, and that any Family Member or Controlled Entity also complies with this Policy. In all cases, the responsibility for determining whether an individual is in possession of Inside Information rests with that individual, and any action on the part of the Company, the Administrator (as defined under the caption “Administration of the Policy”) or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described above in more detail under the heading “The Consequences of Insider Trading.”

VIII.	Transactions Covered by this Policy

The trading covered by this Policy includes all transactions in Company Securities. “Company Securities” means all equity and debt securities of the Company, including common stock, preferred stock, Class A and Class B shares, founder shares, units, warrants, rights, private placement warrants, convertible or exchangeable securities, debt securities, options, derivative instruments, swaps, and any other securities or instruments whose value is based on or linked to securities of the Company. In addition, this Policy prohibits trading in securities of any business combination target, merger counterparty, listed parent, PIPE investor, material customer or supplier, or any other company with respect to which an Insider possesses Inside Information. This includes trading in derivative securities issued by third parties, such as exchange-traded put or call options, swaps, or other instruments relating to the securities of the Company or any such other company.

IX.	What is Material Non-Public Information?

Material information is any information that a reasonable investor would consider important in arriving at a decision to buy, sell or hold the securities of a company and/or would view its disclosure as significantly altering the total mix of information otherwise made available.

Non-Public information is information that is not generally known to the public.

Examples. Examples of non-public information that generally would be regarded as material and thus Inside Information include:

●	financial information, such as revenues, expenses, earnings, new sales or investment returns;

●	information about a transaction that will affect the financial condition or performance of the company in a significant manner, such as a pending or proposed merger, acquisition, tender offer, sale of assets, or disposition of a subsidiary, or entering into or terminating a significant contract;

●	earnings estimates;

●	a stock split or the offering of additional securities;

●	major litigation;

●	changes in senior management;

●	major new products; and

●	the gain or loss of a substantial customer.

Either positive or negative information may be material, and determinations must be made cautiously. The foregoing list is not exhaustive; other types of information may be material at any particular time, depending upon all the circumstances.

X.	Trading

This Policy permits an Insider to trade securities beginning at the close of regular trading on the second full Trading Day after all Inside Information has been disclosed to the public through general release to the national news media, which will provide the securities markets a sufficient opportunity to absorb and evaluate the information.

“Trading Day” means a day on which the principal U.S. stock exchange on which shares of the Company’s common stock are then listed is open for trading.

For example, if Inside Information (including quarterly or annual earnings) is disclosed at (a) 8:00 a.m., Eastern Time, on a Monday, then trading may commence after 4:00 p.m., Eastern Time, on Tuesday, (b) 10:00 a.m., Eastern Time, on Monday, then trading may commence after 4:00 p.m., Eastern Time, on Wednesday or (c) 5:00 p.m., Eastern Time, on Monday, then trading may commence after 4:00 p.m., Eastern Time, on Wednesday.

Please refer to the paragraph below captioned “Additional Procedures” for additional restrictions on trading.

XI.	Transactions Not Subject to this Policy

A.	Bona Fide Gifts

Bona fide gifts are not transactions subject to this Policy, unless the person making the gift has reason to believe that the recipient intends to sell the Company Securities while the person making the gift is aware of Inside Information or during a Blackout Period to which the person making the gift is subject; provided that bona fide gifts of Company Securities by directors, officers who have been designated by the Company’s Board of Directors (the “Board”) as “officers” for purposes of Section 16 of the Exchange Act (collectively with the directors, “Section 16 Reporting Persons”) and certain other employees who may be designated by the Administrator from time to time (“Designated Individuals”) are subject to the pre-clearance procedures set forth below under the caption “Additional Procedures.”

B.	Option Exercises

This Policy does not apply to the exercise of an employee option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold stock subject to an option to satisfy tax withholding requirements; provided that such exercises by Section 16 Reporting Persons and Designated Individuals are subject to the pre-clearance procedures set forth below under the caption “Additional Procedures.” This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

C.	Restricted Stock Awards

This Policy does not apply to the exercise of a tax withholding right pursuant to which you elect to have the Company withhold stock to satisfy tax withholding requirements upon the vesting of any restricted stock; provided that such exercise by Section 16 Reporting Persons and Designated Individuals is subject to the pre-clearance procedures set forth below under the caption “Additional Procedures.” This Policy does apply, however, to any market sale of restricted stock.

D.	Mutual Funds

Transactions in mutual funds that are invested in securities of the Company or another company with respect to which an Insider possesses Inside Information are not transactions subject to this Policy.

E.	Other Similar Transactions

Any other purchase of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy.

F.	Rule 10b5-1 Plans

Securities trading pursuant to contracts, plans or instructions complying with the requirements of Rule 10b5-1(c)(1) under the Exchange Act (“Rule 10b5-1 Plans”) and entered into in good faith while the person entering into the Rule 10b5-1 Plan is not in possession of Inside Information is not subject to this Policy, provided that the adoption and maintenance of any such Rule 10b5-1 Plan by such person must be approved by the Administrator and must comply with the requirements of Rule 10b5-1(c)(1).

XII.	Special and Prohibited Transactions

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. Therefore any persons covered by this Policy must comply with the following:

A.	Hedging Transactions

Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit a director, officer or employee to continue to own Company securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as the Company’s other stockholders. Therefore, directors, officers and employees, as well as their Family Members and Controlled Entities, are prohibited from engaging in any such transactions.

B.	Margin Accounts and Pledged Securities

In order to avoid a margin sale or foreclosure sale at a time when a pledgor, who is a Company director, officer or employee, or their Family Members or Controlled Entities, is aware of Inside Information or otherwise is not permitted to trade Company Securities due to a Blackout Period, no Company director, officer or employee, or their Family Members or Controlled Entities, may hold Company Securities in a margin account or otherwise pledge (or hypothecate) Company Securities as collateral for a loan without first obtaining prior approval from the Administrator. Pre-clearance is required for such transactions because Company Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call and Company Securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Any Company director, officer or employee, or their Family Members or Controlled Entities, preparing to pledge Company Securities or hold such securities in a margin account must submit a request for approval to the Administrator at least two weeks prior to the proposed execution of documents evidencing the proposed pledge or margin account. In its request, such Company director, officer or employee, or their Family Members or Controlled Entities, shall:

●	enclose copies of the governing documents evidencing the proposed pledge or margin account, which governing documents must provide such person with the opportunity to substitute or provide additional collateral or to repay the loan before the pledged Company Securities may be sold; and

●	undertake to the Company (in form and manner satisfactory to the Administrator and the Company) (i) to maintain adequate financial capacity to repay the loan or cover the margin call, as applicable, without resort to the pledged Company Securities and (ii) to substitute or provide additional collateral or repay the loan in the event of a borrower default or margin call, as applicable, at a time when such person is aware of Inside Information or otherwise is not permitted to trade Company Securities due to a Blackout Period.

The above is not meant to restrict the rehypothecation or lending of securities held in a brokerage account; provided that the securities are permitted to be held in such account in accordance with this Policy.

XIII.	Additional Procedures

The Company has established additional procedures in order to assist the Company in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of Inside Information, and to avoid the appearance of any impropriety. These additional procedures are applicable only to those individuals described below.

A.	Pre-Clearance Procedures

Section 16 Reporting Persons and Designated Individuals, as well as their Family Members and Controlled Entities, may not engage in any transaction in Company Securities without first obtaining pre-clearance of the transaction from the Administrator in order to determine compliance with this Policy, insider trading laws, Section 16 of the Exchange Act and Rule 144 promulgated under the Securities Act of 1933, as amended (“Rule 144”). A person requesting pre-clearance should submit the request to the Administrator at least two business days in advance of the proposed transaction (and, in the case of a request by the Chief Executive Officer, also notify the Chairman of the Audit Committee). The Administrator may determine not to permit the transaction if it is not in compliance with this Policy, insider trading laws, Section 16 of the Exchange Act or Rule 144. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company Securities, and should not inform any other person of the restriction. The following requirements apply to pre-clearance:

Pre-clearance approval is valid for five (5) business days from the date of approval, unless renewed by the Administrator. If the transaction is not completed within this period, a new pre-clearance request must be submitted.

Pre-clearance approval does not permit trading if, after receiving approval, the person becomes aware of material non-public information. In such event, the approval is automatically suspended until such information has been publicly disclosed or is no longer material.

The requestor must certify the absence of material non-public information at the time of the pre-clearance request and again at the time of trade execution.

●	If a pre-clearance request is denied, the denial and the reasons therefor are confidential. The requestor must not disclose the denial or the existence of the request to any other person.

The Administrator may impose reasonable conditions on any pre-clearance approval, including without limitation, volume limitations, timing restrictions, or requirements for additional certifications.

Notwithstanding the foregoing, pre-clearance requests by the Chief Executive Officer, Chief Financial Officer, or any director must be approved by the Chairman of the Audit Committee or another independent designee of the Board.

●	Section 16 Reporting Persons must coordinate the preparation and filing of Form 4 and, if applicable, Form 144 prior to trade execution to ensure timely and accurate reporting.

When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any Inside Information about the Company, and should describe fully those circumstances to the Administrator. If the requestor is a Section 16 insider, the requestor should also indicate whether he or she has effected any non-exempt “opposite-way” transactions within the past six months and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5. The requestor should also be prepared to comply with Rule 144 and file Form 144, if necessary, at the time of any sale.

B.	Special Blackout Periods

From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic, the persons with knowledge of the event who are designated by the Administrator may not trade Company Securities. In that situation, the Administrator may notify these persons that they should not trade in the Company’s securities, without disclosing the reason for the restriction. The existence of an event-specific Blackout Period or extension of a Blackout Period may not be announced to the Company as a whole, and should not be communicated to any other person. Even if the Administrator has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of Inside Information.

XIV.	Post-Termination Transactions

If an individual is in possession of Inside Information or subject to any Blackout Period when his or her service terminates, that individual may not trade in Company Securities until that information has become public, is no longer material, or such Blackout Period has expired.

XV.	Administration of this Policy

The Company’s principal executive officer, or in his or her absence the Chairman of the Audit Committee, or with respect to matters involving the Company’s principal financial officer, the Chairman of the Audit Committee (the “Administrator”), shall be responsible for administration of this Policy, including the matters for which the Administrator is specifically designated herein as administering or deciding and all other matters. All determinations and interpretations by the Administrator shall be subject to review by the Audit Committee, whose determinations shall be final.

Upon receipt of a report or upon becoming aware of a suspected or actual violation of this Policy, the Company will conduct a prompt and confidential investigation. The investigation may be led by the Administrator, General Counsel, internal audit, or outside counsel, as appropriate. All persons subject to this Policy are expected to cooperate fully with any such investigation. Based on the findings, the Company may take remedial actions, which may include, without limitation, imposing additional trading restrictions, requiring disgorgement of profits, suspending or terminating employment, reporting the matter to regulatory authorities, and pursuing any other legal remedies available to the Company.

XVI.	Company Assistance / Reporting of Violations

Any person who has any questions about this Policy or about specific transactions may obtain additional guidance from the Administrator. The Administrator may be contacted by email at [InsiderTrading@ForefrontTech.com] or by telephone at [XXX-XXX-XXXX]. In addition, reports or concerns regarding actual or suspected violations of this Policy may be submitted anonymously through the Company’s confidential reporting hotline at [1-800-XXX-XXXX] or online at [www.ForefrontTechEthics.com].

You should contact the Administrator immediately if you know or have reason to believe that this Policy has been or is about to be violated.